Exhibit 99.1

COMMON CROSS-BORDER MERGER PLAN BY INCORPORATION

of FIAT S.p.A. into

FIAT INVESTMENTS N.V.

AUDITORS’ REPORT

relating to the exchange ratio of shares (*)

(Translation from the original Italian text)

(*) With respect to the CONSOB Communication N. 73063 of October 5, 2000, this report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy

of consideration to shareholders and therefore the issuance of the report would not impair the independence of Reconta Ernst & Young S.p.A. under the U.S. independence requirements.

Reconta Ernst & Young S.p.A. Via Confienza, 10 10121 Torino	Tel: +39 011 5161611 Fax: +39 011 5612554 ey.com

AUDITORS’ REPORT

relating to the Exchange Ratio of shares

(Translation from the original Italian text)

To the Shareholders of

Fiat S.p.A.

1. Objective, subject and scope of the engagement

In connection with the planned merger by incorporation of Fiat S.p.A. (hereinafter “Fiat” or the “Company to be Merged”) into Fiat Investments N.V., which, upon completion of the cross-border merger, will be renamed “Fiat Chrysler Automobiles N.V.” (hereinafter “FCA” or the “Surviving Company”), we have been appointed by Fiat to prepare this report (the “Report”) on the exchange ratio of the shares of the Surviving Company with those of the Company to be Merged (hereinafter the “Fiat Exchange Ratio” or the “Exchange Ratio”).

For this purpose, we have been provided by Fiat with the common plan for the merger of Fiat into FCA (hereinafter the “Common Merger Plan”) approved by the board of directors of Fiat (the “Board of Directors”) and by the board of directors of FCA on June 15, 2014, accompanied by the Directors’ Report, which identifies, explains and justifies, pursuant to article 2501 quinquies of the Italian Civil Code, the Exchange Ratio, as well as the balance sheet as of December 31, 2013 of Fiat and the balance sheet as of April 1, 2014 of FCA, approved by the respective Board of Directors on February 27, 2014 and on April 14, 2014 respectively, that represent the balance sheets required by article 2501 quater of the Italian Civil Code.

The Common Merger Plan will be subject to approval at the Extraordinary Meeting of the Shareholders of Fiat to be called pursuant to applicable law and regulation. Similarly, the Common Merger Plan will be subject to approval at the extraordinary meeting of the sole shareholder of FCA to be also called pursuant to applicable law and regulation.

KPMG Accountants N.V. will prepare a similar report on the Exchange Ratio in favor of FCA, as requested by Title 2:328, paragraph 1 and 2 of the Dutch Civil Code (the “Dutch Code”).

To provide the Shareholders with adequate information regarding the Exchange Ratio, this Report illustrates the methods adopted by the Directors in determining the Exchange Ratio and the difficulties encountered by them. In addition, this Report also indicates whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors of Fiat, we have not carried out a valuation of the companies participating to the merger. This was done solely by the Directors of Fiat and FCA.

The board of directors of Fiat and FCA have not appointed any advisor for the purpose of their own valuations and considerations.

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P.IVA 00891231003

Iscritta all’Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U. Suppl. 13—IV Serie Speciale del 17/2/1998

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The procedures described in this Report have been performed by us solely for the purposes of expressing an opinion on the valuation criteria adopted by the Directors of the two companies to determine the Exchange Ratio and accordingly:

•	they are not valid for different purposes;

•	they do not constitute for any reason a valuation on the opportunity of the merger transaction, neither on the reasons for the merger expressed in the Directors’ Reports.

2. Summary of the transaction

On January 29, 2014 Fiat approved a reorganization plan and the formation of FCA, a fully integrated global automaker.

On June 15, 2014 the Board of Directors approved the Common Merger Plan which relates and provides for the cross-border merger of Fiat with and into FCA (the “Merger”). The main objective of the Merger is to simplify the Fiat group’s capital structure by creating a single class of stock listed on the New York Stock Exchange (“NYSE”) and subsequently on the Mercato Telematico Azionario. As a consequence of the Merger, FCA will become the holding company of the group.

The completion of the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the waiver (in writing) by both Merging Companies of the following conditions precedent detailed in the Directors’ Report (the “Conditions Precedent”):

•	FCA common shares shall have been admitted to listing on the NYSE, subject to official notice of issuance;

•	no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order or act which is in effect and prohibits consummation of the Merger in accordance with the terms set forth herein and no order shall have been enacted, entered, promulgated or enforced by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger;

•	the amount of cash, if any, to be paid (a) to Fiat shareholders exercising cash exit rights in connection with the Merger in accordance with article 2437 of the Italian Civil Code and/or (b) to any creditors of Fiat pursuant to any creditor opposition rights proceeding against Fiat under Italian law, shall not exceed in the aggregate Euro 500 million;

•	the approval of the Merger by the Fiat Extraordinary Meeting of Shareholders.

In addition to the Conditions Precedent mentioned above, the Merger shall not be established other than after the occurrence of certain events detailed in the Directors’ Report.

Base on the proposed Common Merger Plan, the Fiat Shareholders will receive one newly allotted share in FCA (having a nominal value of Euro 0.01 each) for each ordinary share held in Fiat (having a nominal value of Euro 3.58 each) , thus fixing the Exchange Ratio. No cash consideration will be paid by FCA.

No consideration, either in cash or otherwise, will be paid by FCA to the Shareholders of Fiat in connection with the Merger, except for the Exchange Ratio.

3. Documentation utilized

In performing our work, we obtained directly from Fiat and FCA the documentation and information we considered useful in the circumstances.

We analyzed the documentats received and, in particular:

a)	the Common Merger Plan and the Directors’ Reports of the two companies that will be presented to the respective Extraordinary Meetings, that propose, with reference to the balance sheet at December 31, 2013, the following Exchange Ratio:

•	n. 1 FCA newly issued common share, par value Euro 0.01 per share, for each Fiat ordinary share, par value Euro 3.58 per share.

No adjusting cash settlement is provided for.

The Exchange Ratio has been determined by the Boards of Directors without availing of any advisor. The Report of the Board of Directors sets out in detail the valuation criterion adopted, the reasons for its choice and the related comments;

b)	the statutory and consolidated financial statements as of December 31, 2013 and for the year then ended of Fiat, prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”), accompanied by the respective reports of the Board of Directors, the board of statutory auditors and the independent auditors;

c)	the balance sheet as of April 1, 2014 of FCA, prepared in accordance with accounting principles generally accepted in the Netherlands (“Dutch Accounting Standards”);

d)	information from the accounting and management systems, as deemed necessary to reach the scope of the engagement, as indicated in the preceding paragraph 1.;

e)	the By-laws of Fiat, the By-laws current and the one to be effective after the Merger of FCA, attached to the Common Merger Plan;

f)	the minutes of the meetings of the board of directors, the board of statutory auditors and other committees, where required, of both companies, and the related supporting documentation;

g)	press releases and information on the Mergers made available to the public by Fiat.

Finally, we obtained representation that, based on the best knowledge and belief of Fiat Directors, no significant changes occurred in the data and information used in our analysis.

4. Valuation methods adopted by the Board of Directors for the determination of the Exchange Ratio

In mergers between companies, the objective of the evaluation consists of determining the equity value and the exchange ratio, that is the proportion between the number of shares of the company to be merged and the number of shares that the surviving company allocates to the shareholders of the company to be merged. Accordingly, the main purpose of the valuation of the companies involved in a merger is to obtain the comparable corresponding values for the purposes of the determination of the exchange ratio, rather than to determine stand alone absolute economic value. Therefore, the companies involved in the transaction need to be valued based on homogeneous criteria to obtain comparable results.

The Merger will be carried out on the basis of the balance sheets as of December 31, 2013 for Fiat and as of April 1, 2014, date of incorporation, for FCA (as far as Fiat is concerned, the balance sheets are the relevant December 31, 2013 statutory financial statements). The value of the assets and liabilities to be transferred to FCA as of the effective date of the Merger will be determined on the basis of the relevant net book value as of the effective date of the Merger. These assets and liabilities of Fiat are referred to December 31, 2013, the date of the balance sheet prepared by the Board of Directors (which correspond to the December 31, 2013 statutory financial statements of Fiat).

Since in the context of the Merger the value of FCA immediately after the Merger equals the value of Fiat immediately prior to the Merger, the Board of Directors considered these companies as being of equal value.

5. Valuation difficulties encountered by the Directors

To obtain the aforementioned results, also pursuant to article 2501 quinquies of the Italian Civil Code, the Directorshave not encountered any particular difficulties arising from the application of the valuation methodology adopted to determine the Exchange Ratios.

6. Results of the valuation performed by the Directors

FCA has been incorporated as a wholly-owned direct subsidiary of Fiat. FCA’s issued share capital is EUR 350,000.00. As a result of the Merger, FCA will succeed to all assets and assume all liabilities of Fiat and the value of FCA will equal the value of Fiat immediately prior to the Merger (considering the application of book value for this Merger). The shareholders of Fiat, as the sole parent company of the surviving company, FCA, will receive one common share in the capital of FCA for each Fiat ordinary share held by them. As the value of each common share in the capital of FCA immediately after the Merger equals the value of each Fiat ordinary share immediately prior to the Merger, the one to one exchange ratio has been applied.

In the context of a merger, the objective of the board of directors’ valuation is to estimate the “relative” equity values in order to determine the exchange ratio; such relative values should not be taken as reference in contexts different from the merger itself.

The relative value of Fiat has been determined under the going-concern assumption and ignoring any potential economic and financial impacts of the Merger.

On the basis of the valuations described above, the Board of Directors has approved the following Exchange Ratio, which determines the number of new shares to service the Merger:

•	n. 1 FCA newly issued common share, par value Euro 0.01 per share, for each Fiat ordinary share, par value Euro 3.58 per share.

No adjusting cash settlement is provided for.

These conclusions have been compared to the conclusions of the board of directors of FCA.

7. Work done

7.1. Work done on the “documentation utilized” as mentioned at paragraph 3.

Considering that the valuation method applied by the Directors takes as a reference basis the financial statements of Fiat at December 31, 2013, in accordance with article 2501 ter of the Italian Civil Code, it should be noted that the financial statements and the consolidated financial statements of Fiat at December 31, 2013, were audited by us.

In addition, we met with Fiat management to obtain information on the subsequent events with respect to the financial statements mentioned above that could have a significant effect on the amounts being examined by us.

We discussed with KPMG Accountants N.V. regarding the work performed by them on the same documentation pertaining to FCA.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1. above.

7.2. Work done on the methods used to determine the Exchange Ratio

We performed the following procedures:

•	analysis of the Common Merger Plan and of the Directors’ Reports of Fiat to verify the completeness and consistency of the processes followed by the Directors to determine the Exchange Ratio, as well as the consistent application of valuation methods;

•	verification of the consistency of data utilized, with respect to the reference sources and with the “Documentation used”, described in paragraph 3. above;

•	verification of the mathematical accuracy of the calculation of the Exchange Ratio, derived from the application of the valuation methods used by the Directors.

We also gathered, through discussion with Fiat management, and obtained representation that, based on the best knowledge and belief of Fiat management, no significant changes occurred in the data and information used in our analysis, and that there have been no events that would require a modification of the valuation expressed by the Directors in the determination of the Exchange Ratio.

Finally, we discussed with KPMG Accountants N.V. regarding the valuation and the methodologies used by the companies to determine the Exchange Ratio.

The abovementioned procedures were performed to the extent considered necessary for the purpose of our engagement, as per paragraph 1. above.

8. Comments on the reasonableness of the methods used and the validity of the estimates

With reference to this engagement, we wish to draw attention to the fact that the principal purpose of the process used by the Directors was to identify an estimate of relative values of the companies involved in the merger, by applying consistent criteria, in order to obtain comparable values. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values of the companies involved.

Accordingly, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the companies with respect to transactions different from the merger.

We performed a critical analysis of the methodologies used by the Directors to determine the relative value of the companies and, as a consequence, of the Exchange Ratio, verifying the technical adequacy in the specific circumstances, considering the whole Transaction.

With regards to the valuation method adopted, we note that:

•	it is widely used in the Italian and in the international professional practice, it is based on accepted valuation doctrine and on parameters determined through a generally accepted methodology process;

•	the method has been developed on a stand alone basis, in conformity with the valuation framework required by the merger;

•	the methodology adopted by the Directors ensures that the valuation methods are consistent and thus that the values are comparable.

In particular, the valuation method appears reasonable in the circumstances, in light of the characteristics of the companies involved in the Merger, and since the value of FCA immediately after the Merger equals the value of Fiat immediately prior to the Merger.

9. Specific limitations encountered by the auditors in carrying out the engagement

As previously indicated, in the execution of our work we utilized data, documents and information provided to us by the companies participating to the Merger, assuming the truthfulness, correctness and completeness, without performing controls on them. Similarly, we have not performed, since they were out of the scope of our engagement, controls and/or valuations on the validity and/or effectiveness of the transactions completed by Fiat, FCA and/or by their subsidiaries, neither on the related acts or on the effects of the Merger on them.

As previously indicated, the effectiveness of the Merger is subject to the satisfaction of the Conditions Precedent included in the Directors’ Report. Accordingly, should such Conditions Precedent not been satisfied, the comments included in this Report could result no longer applicable and effective.

10. Conclusion

Based on the documentation we have examined and on the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors of Fiat, are, under the circumstances, reasonable and not arbitrary, and they have been correctly applied by them in their determination of the Exchange Ratio of shares indicated in the Common Merger Plan, as follows:

•	n. 1 FCA newly issued common share, par value Euro 0.01 per share, for each Fiat ordinary share, par value Euro 3.58 per share.

No adjusting cash settlement is provided for.

Turin, June 18, 2014

Reconta Ernst & Young S.p.A.

Signed by: Felice Persico, partner

This report has been translated into the English language solely for the convenience of international readers.